INVEST IN **COUNTER-INTUITIVE COOKING INC.**

A kitchen robot and AI that allows hands-off, remote, freezer-to-oven cooking



stop.cooking Sykesville MD

Technology Food Hardware Cooking Artificial Intelligence

OVERVIEW UPDATES WHAT PEOPLE SAY 46 ASK A QUESTION

Highlights

1. Eating out is 325% more expensive than eating a premade meal at home.
2. Using SueChef twice a week instead of eating out could save consumers over $500 a year!
3. Strong consumer demand as demonstrated by consumer surveys of over 550 individuals.
4. Our business model provides reoccurring revenue and isn't solely based on the one time product sale.
5. FoodTech Automation adoption has accelerated due to COVID and we're set to launch and grow quickly.
6. Works within the existing food ecosystem to provide food companies new market opportunities.

Our Team



Maxwell Wieder CEO and Co-Founder

Max is a systems engineer working on space systems as a contractor to NASA. His experience with system design and cross organizational communications and interactions provides a unique skill set of managing people and system design that is critical.

> We started this company because we really want a SueChef in our homes. We keep fighting not only because we want a SueChef, but because we think the rest of the world will want one too (and our consumer research supports that).



Eddie Holzinger CTO and Co-Founder

Eddie works on government communication systems with a focus on secure mobility.



He has a passion for problem solving and creating resilient secure networking solutions for his customers. He strives to ensure that SueChef user data remains private.



Clayton James Consultant

Clayton has been involved in the growth and development of many companies across multiple verticals over the last 10 years. He was the founder of Lyra where he installed operations in 8 states in a year. His support will help CICI grow and flourish.



Scott D Waterfall Mechanical Engineering Contractor

I am a Mechanical Designer/Machinist with over 40 years experience ranging from photographic, medical, Gov't contracting, etc.



Guy Roberts Electrical Engineering Contractor

Guy has extensive experience in electronic design at the board and system level. His most recent position was with Zebra Technologies where he developed RFID products for industrial and retail applications.

Pitch


SUECHEF
A Product of
COUNTER
INTUITIVE COOKING
An automated food ecosystem built around a smart kitchen appliance that takes the user out of the meal preparation equation


17 days a year: an average person's* time spent on meal preparation. That's time that we don't have. Our options?
Eat out – too expensive
The microwave – low quality
Skip meals - not an option
Every alternative at-home cooking solution requires the user to physically be present at some stage of food prep.
The Problem
*making over $75k a year


Detailed Problem
94%
Respondents that want to reduce the amount of cooking they do
54%
Gained time would be very valuable (69%) or extremely valuable (31%)
8
Average weekly hours spent preparing meals
19%
Can't decide what to make
18%
Being a bad cook or not having food
36%
Time commitment
27%
Cleaning up
Time Commitment
Biggest frustration in meal preparation
Source: Data was collected from the following survey link on survey monkey with an N=544
stop.cooking
2020 Counter Intuitive Cooking Inc.
Page | 3



Oven
Bottom of oven is an elevator
Freezer with multiple meals

The Solution: Automated Keurig of Food

SUECHEF, a patented kitchen robot with an AI named Sue, stores multiple premade meals in a freezer and autonomously puts them in the oven without human participation.

The Secret Sauce: A Proprietary Platform



1 PATENTED ECOSYSTEM
A complete turn-key, plug and play ecosystem centrally controlled and configured for optimal output and user experience

2 UNIQUE MATERIAL APPLICATIONS
Aerospace grade materials never before used in the kitchen to allow an oven and freezer to be in the same appliance

3 PROPRIETARY SOFTWARE
Proprietary and licensable software for data analytics and market research

4 CONTROLLED DATABASE
Prevent knockoff brands from breaking into market share by only allowing meals integrated into our ecosystem

A video of SueChef in action can be found here:
https://Stop.Cooking/watch

Future SueChef versions

Use Cases

SUECHEF

- CONSUMER
  - AGING IN PLACE
  - BUSY PROFESSIONALS
  - FAMILIES WITH YOUNG CHILDREN
  - COLLEGE STUDENTS
  - TEENAGERS
  - FAMILY MEALS
- BUSINESS
  - HOTELS
  - COLLEGES
  - RETIREMENT HOMES
  - AIRLINES
  - WEIGHT LOSS COMPANIES
  - OFFICES
  - STADIUMS

Market: The Busy Professional

Initial and Secondary Target Markets

Single Occupant Households	Seniors
Ages 25-44	Ages 65+
Upper two quartiles earners	Assisted living/Nursing home
4M people	3.5M people

FROZEN FOOD
Data from 2018 for TAM, 2016 for SAM



TAM
$56.7 Bln
SAM
$22 Bln

SOM
0.25% end Year 5
~$50M entrees/snacks
4.1% CAGR
3rd party familiar brands

SOM
5% end Year 5
~$50M D2C unit sales
21% market CAGR
Ecosystem "cornerstone"

SMART KITCHEN APPLIANCES
Data from 2020



TAM
$4.2 Bln
SAM
$2.2 Bln

Additional Income: Data sales B2B, professional consulting services for conducting market research

Our Business Model: A Phased Approach

Multiple Sources of Income

Software-enabled hardware company using in-home smart hardware to provide convenience for the consumer. Data collected can be used to help guide food companies on targeted marketing and consumer trends.



B2C
B2B

Phase 1: Direct to Consumer Sales

Phase 2: 3rd Party Food Integration
Royalties and Logistics

Phase 1: Hardware sold to the consumer will form the Keystone for our ecosystem. Leasing and financing options available.

Phase 2: We curate the experience while collecting data. We generate recurring revenue through royalties on meal sales and logistics fees from online sales.

Phase 3: Sell b2b data and offer professional consulting services for conducting broader market research.


B2B
B2C
Phase 3: Data Analytics and Software Licensing
Phase 4: White Label and Retail Sales
Each Phase creates new revenue streams while increasing the previous ones

SueChef Survey Results


65%
64%
67%
$417
Remote Cooking
23%
Multiple Meal Choices
10%
Perfect Cooking
5%
Other
35%
Remote Cooking
13%
AI Enhanced Scheduling
14%
Automate Nutrition Tracking

Respondents in our target market who would buy a SueChef

64% of Men and 67% of Women in our target market would buy a SueChef

Average expected purchase price among those who would purchase a SueChef

Primary Motivation to buy a SueChef

Source: Data was collected from the following survey link on survey monkey with an N=165: https://www.surveymonkey.com/r/SFJ75GK

Marketing and Sales

Current SueChef

SueChef V1
Singles/Senior Citizens/Students
Makes one large meal at a time. Could be used for a date.



Future SueChefs

SueChef V2&3
Couples/Families
Makes multiple meals at a time. Makes larger meals big enough for a family.

Office SueChef Breakrooms
Pay and order your meal from your desk, get a notification when its ready, and go to the breakroom to pick it up.

Sales Team

Direct to Consumer
A team dedicated to social media marketing and direct sales.

Commercial Team
Retail and white label sale oriented. Will also focus on Hotel, University, and Weight Loss company sales.

Software Sales
Sales force focused on software licensing and consumer data sales to name brand 3rd party food companies.

Why SueChef

Features	SUECHEF	Tovala	June	Mellow	Suvie
REMOTE ROBOTIC COOKING	✓	✗	✗	✓	✓
No food prep or cleanup	✓	✓	✗	✗	✗
Meal options on-the-fly	✓	✗	✗	✗	✗
Familiar 3rd-party brand food	✓	✓	✗	✗	✗
No subscription	✓	✗	✓	✓	✓
AI enhanced experience	✓	✗	✓	✗	✗
Long-term cold storage	✓	✗	✗	✗	✗

Current Status


Initial system design and development, worked with engineering firm to develop videos/renderings – Winter 2019
2018/2019
Utility patent filed in February 2020 for "Multi-Meal Cold Storage and Cooking Appliance and System" – Fall 2019/Winter 2020
Filed provisional utility patent – Spring 2019
2020
Closed friends and family round for initial funding of 55k – Fall 2018
Form, fit, mostly-functional prototype built with manufacturer identified – Spring 2020
Secret sauce materials identified and samples incorporated in prototype – Summer 2020

Use of Funds



Build production software infrastructure – Summer 2021
Formal product launch – Summer 2022
Close 500k funding round – Fall 2020/Winter 2021
Begin SueChef v2 development – Fall 2022
Close 4.5M funding round – Winter 2022
2021
2022
Build and qualify production ready hardware – Spring 2021
Create inventory with presales and inventory financing – Winter 2022
Launch marketing campaign, consumer testing, and presales – Fall 2021
Ramp up software, sales, and marketing operations – Spring 2022

Disclaimer: These are forward looking projections and are not guaranteed

Financial Projections

	Year 1	Year 2	Year 3	Year 4	Year 5
Unit Sales	0	2,548	24,624	95,911	100,079
Active Users	0	2,384	22,408	69,924	127,937
Avg. Meals per User per Month	6	6	6	6.5	6.5
Total Revenue	$-	$1,349,481	$16,772,447	$57,477,901	$105,413,507
Gross Margin	0.00%	12.61%	33.53%	44.87%	44.25%
EBITDA	$(471,350)	$(3,208,357)	$(778,711)	$9,951,066	$24,785,417
EBITDA Margin	0.00%	-237.75%	-4.64%	17.31%	23.51%

According to our financial projection, we will reach monthly profitability (GAAP) prior to end of year 3 and annual profitability by year 4. Our first 18 months will draw on capital prior to product launch. **Total of 194K units sold by the end of year 5.**

Disclaimer: These are forward looking projections and are not guaranteed

Exit Strategy – Merger or Acquisition

Potential acquisition companies include, but are not limited to:



SAMSUNG
AMAZON
GE
MEDIFAST
NUTRISYSTEM

Company	Price	Revenues	P/S Ratio	Year	Acquirer
BRAVA Oven	Undisclosed	5,000 customers	-	2019	Middleby
Yummly	$100M+	~$10M	10x ++	2017	Whirlpool
Home Chef	$700M	$250M	2.8x	2018	Kroger
Anova	$250M	$31M	8.1x	2017	Electrolux
Whisk	Undisclosed	~$8M	-	2019	Samsung

Experienced Management Team



MAXWELL WIEDER
CEO
Hardware and Systems Engineer. Works on rockets for NASA and dreams of space age autonomous cooking.



EDWARD HOLZINGER
CTO
Software and Cyber Security Engineer. Works on secure mobile phones and dreams of making a meal with one.



CLAYTON JAMES
CBO
Business and Finance. Works on multiple start-ups and dreams of never cooking again with SueChef.



JOE WHITE
ADVISOR - TECHNOLOGY
SVP and GM, Zebra Technologies (ZBRA)



ALISON BODOR
ADVISOR – FOOD
President & CEO, American Frozen Food Institute



PHIL GARFINKLE
ADVISOR - MANUFACTURING
CEO and President, NewSight Reality
Venture Advisor, Gabriel VP

Our management team has a combined **6 degrees** from Johns Hopkins University

Our advisors have decades of experience across our multiple verticals

In Summary

What Makes SueChef a Winner?

1. SueChef reduces the amount of time people spend on meal preparation by removing them

2. SueChef provides dine out quality and on-the-fly meal optionality of take out at the

3. SueChef has a built in freezer so that meals don't need to be decided ahead of time

from the equation by cooking remotely

price of eating in

4 SueChef allows meal companies to get detailed consumption data passively and much cheaper than they currently can

5 SueChef automatically tracks macronutrients allowing people to finally track diet and exercise entirely autonomously


Thank You
Stop.Cooking
@RealSueChef
@RealSueChef
Info@Stop.Cooking